SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EDESA BIOTECH, INC.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

27966L108
(CUSIP Number)

Vasco Larcina
c/o Lumira Capital Investment Management
141 Adelaide Street West, Suite 770
Toronto, Ontario, M5H 3L5, Canada
(416) 213-4251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27966L108	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS
Lumira Capital II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,600,932 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,600,932 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,600,932 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 1,504,390 Common Shares and (b) 96,542 Class A Warrants, with each Class A Warrant exercisable for one Common Share at a purchase price of $4.80 per Common Share.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 19,353,351 Common Shares issued and outstanding as of December 14, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 16, 2022, plus (ii) 96,542 Warrants issuable upon the exercise of the Warrants held by the Reporting Persons (defined below).

(3) The number of Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 27966L108	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS
Lumira Capital II (International), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
148,038 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
148,038 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
148,038 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 139,110 Common Shares and (b) 8,928 Class A Warrants, with each Class A Warrant exercisable for one Common Share at a purchase price of $4.80 per Common Share.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 19,353,351 Common Shares issued and outstanding as of December 14, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 16, 2022, plus (ii) 8,928 Warrants issuable upon the exercise of the Warrants held by the Reporting Persons (defined below).

(3) The number of Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 27966L108	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS
Lumira Capital GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,748,970 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,748,970 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,748,970 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 1,643,500 Common Shares and (b) 105,470 Class A Warrants, with each Class A Warrant exercisable for one Common Share at a purchase price of $4.80 per Common Share.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 19,353,351 Common Shares issued and outstanding as of December 14, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 16, 2022, plus (ii) 105,470 Warrants issuable upon the exercise of the Warrants held by the Reporting Persons (defined below).

(3) The number of Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 27966L108	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS
Lumira GP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,748,970 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,748,970 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,748,970 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (a) 1,643,500 Common Shares and (b) 105,470 Class A Warrants, with each Class A Warrant exercisable for one Common Share at a purchase price of $4.80 per Common Share.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 19,353,351 Common Shares issued and outstanding as of December 14, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 16, 2022, plus (ii) 105,470 Warrants issuable upon the exercise of the Warrants held by the Reporting Persons (defined below).

(3) The number of Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 27966L108	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS
Lumira GP Holdings Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nova Scotia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,748,970 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,748,970 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,748,970 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (a) 1,643,500 Common Shares and (b) 105,470 Class A Warrants, with each Class A Warrant exercisable for one Common Share at a purchase price of $4.80 per Common Share.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 19,353,351 Common Shares issued and outstanding as of December 14, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 16, 2022, plus (ii) 105,470 Warrants issuable upon the exercise of the Warrants held by the Reporting Persons (defined below).

(3) The number of Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 27966L108	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS
Lumira Capital Investment Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,748,970 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,748,970 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,748,970 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (a) 1,643,500 Common Shares and (b) 105,470 Class A Warrants, with each Class A Warrant exercisable for one Common Share at a purchase price of $4.80 per Common Share.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 19,353,351 Common Shares issued and outstanding as of December 14, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 16, 2022, plus (ii) 105,470 Warrants issuable upon the exercise of the Warrants held by the Reporting Persons (defined below).

(3) The number of Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 27966L108	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS
Peter van der Velden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,748,970 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,748,970 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,748,970 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 1,643,500 Common Shares and (b) 105,470 Class A Warrants, with each Class A Warrant exercisable for one Common Share at a purchase price of $4.80 per Common Share.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 19,353,351 Common Shares issued and outstanding as of December 14, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 16, 2022, plus (ii) 105,470 Warrants issuable upon the exercise of the Warrants held by the Reporting Persons (defined below).

(3) The number of Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 27966L108	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS
Benjamin Rovinski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,748,970 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,748,970 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,748,970 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 1,643,500 Common Shares and (b) 105,470 Class A Warrants, with each Class A Warrant exercisable for one Common Share at a purchase price of $4.80 per Common Share.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 19,353,351 Common Shares issued and outstanding as of December 14, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 16, 2022, plus (ii) 105,470 Warrants issuable upon the exercise of the Warrants held by the Reporting Persons (defined below).

(3) The number of Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 27966L108	Page 10 of 16 Pages

1	NAMES OF REPORTING PERSONS
Daniel Hetu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,748,970 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,748,970 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,748,970 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 1,643,500 Common Shares and (b) 105,470 Class A Warrants, with each Class A Warrant exercisable for one Common Share at a purchase price of $4.80 per Common Share.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 19,353,351 Common Shares issued and outstanding as of December 14, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 16, 2022, plus (ii) 105,470 Warrants issuable upon the exercise of the Warrants held by the Reporting Persons (defined below).

(3) The number of Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 27966L108	Page 11 of 16 Pages

1	NAMES OF REPORTING PERSONS
Gerald Brunk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,748,970 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,748,970 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,748,970 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 1,643,500 Common Shares and (b) 105,470 Class A Warrants, with each Class A Warrant exercisable for one Common Share at a purchase price of $4.80 per Common Share.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 19,353,351 Common Shares issued and outstanding as of December 14, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 16, 2022, plus (ii) 105,470 Warrants issuable upon the exercise of the Warrants held by the Reporting Persons (defined below).

(3) The number of Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 27966L108	Page 12 of 16 Pages

1	NAMES OF REPORTING PERSONS
Vasco Larcina

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,748,970 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,748,970 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,748,970 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 1,643,500 Common Shares and (b) 105,470 Class A Warrants, with each Class A Warrant exercisable for one Common Share at a purchase price of $4.80 per Common Share.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 19,353,351 Common Shares issued and outstanding as of December 14, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 16, 2022, plus (ii) 105,470 Warrants issuable upon the exercise of the Warrants held by the Reporting Persons (defined below).

(3) The number of Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D jointly filed by (i) Lumira Capital II, L.P., formed in Ontario, Canada (ii) Lumira Capital II (International), L.P., formed in Ontario, Canada , (iii) Lumira Capital GP, L.P., formed in Ontario, Canada, (iv) Lumira GP Inc., formed in Canada, (v) Lumira GP Holdings Co., formed in Nova Scotia, Canada (vi) Lumira Capital Investment Management Inc., formed in Ontario, Canada, (vii) Peter van der Velden, an individual and a Canadian citizen, (viii) Benjamin Rovinski, an individual and a Canadian citizen, (ix) Daniel Hetu, an individual and a Canadian citizen,  (x) Gerald Brunk, an individual and a United States citizen and (xi) Vasco Larcina, an individual and a Canadian citizen (collectively, the “Reporting Persons”) on June 17, 2019 as amended by Amendment No. 1 and No. 2 filed by the Reporting Persons on August 19, 2019 and January 16, 2020, respectively (as so amended and supplemented, the “Schedule 13D”), with respect to the common shares, no par value per share (the “Common Shares”) of Edesa Biotech, Inc., a British Columbia corporation, formerly known as “Stellar Biotechnologies, Inc.” (the “Company” or the “Issuer”). Except as expressly amended by this Amendment No. 3, the Schedule 13D remains in full force and effect.

The purpose of this Amendment No. 3 is to report a decrease in the Reporting Persons’ beneficial ownership of Common Shares as a result of the disposition of Common Shares from January 9th to 12th, 2023, as described in this Amendment No. 3.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Shares of the Company, which has its principal executive offices at 100 Spy Court, Markham, Ontario, Canada L3R 5H6.

Item 2.	Identity and Background.

This Schedule 13D is filed by the Reporting Persons. Lumira Capital GP, L.P., the general partners of which are Lumira GP Inc. and Lumira GP Holdings Co., is the general partner of Lumira Capital II, L.P. and Lumira Capital II (International), L.P., and each of Lumira Capital II, L.P. and Lumira Capital II (International), L.P. is managed by Lumira Capital Investment Management Inc.  Each of Mr. van der Velden, Mr. Rovinski, Mr. Hetu, Mr. Brunk and Mr. Larcina are executive officers of Lumira Capital Investment Management Inc. and Mr. van der Velden, Mr. Rovinski, Mr. Hetu and Mr. Brunk are each directors of Lumira Capital Investment Management Inc.  The foregoing individuals collectively make investment decisions with respect to the securities held by each of  Lumira Capital II, L.P. and Lumira Capital II (International), L.P.  The principal address of the Reporting Persons is 141 Adelaide Street West, Suite 770, Toronto, Canada M5H 3L5.

The Reporting Persons are venture capital investors that provide capital to early, clinical and revenue stage companies that are both privately held and publicly traded in the biotechnology, medical technologies, digital health and consumer healthcare sectors.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 3 does not amend the information previously provided in response to this Item 3.

Item 4.	Purpose of Transaction.

This Amendment No. 3 does not amend the information previously provided in response to this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

Number of Common Shares beneficially owned:

Lumira Capital II, L.P.	1,600,932 shares
Lumira Capital II (International), L.P.	148,038 shares
Lumira Capital GP, L.P.	1,748,970 shares
Lumira GP Inc.	1,748,970 shares
Lumira GP Holdings Co.	1,748,970 shares
Lumira Capital Investment Management Inc.	1,748,970 shares
Peter van der Velden	1,748,970 shares
Benjamin Rovinski	1,748,970 shares
Daniel Hetu	1,748,970 shares
Gerald Brunk	1,748,970 shares
Vasco Larcina	1,748,970 shares

Percent of class:

Lumira Capital II, L.P.	8.2%
Lumira Capital II (International), L.P.	0.8%
Lumira Capital GP, L.P.	9.0%
Lumira GP Inc.	9.0%
Lumira GP Holdings Co.	9.0%
Lumira Capital Investment Management Inc.	9.0%
Peter van der Velden	9.0%
Benjamin Rovinski	9.0%
Daniel Hetu	9.0%
Gerald Brunk	9.0%
Vasco Larcina	9.0%

The percentage ownership was calculated based on a total of (i) 19,353,351 Common Shares issued and outstanding as of December 14, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 16, 2022, and (ii) the number of Warrants issuable upon the exercise of the Warrants held by the Reporting Person (as disclosed in footnote 2 of each Reporting Person’s cover page).

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Lumira Capital II, L.P.	0 shares
Lumira Capital II (International), L.P.	0 shares
Lumira Capital GP, L.P.	0 shares
Lumira GP Inc.	0 shares
Lumira GP Holdings Co.	0 shares
Lumira Capital Investment Management Inc.	0 shares
Peter van der Velden	0 shares
Benjamin Rovinski	0 shares
Daniel Hetu	0 shares
Gerald Brunk	0 shares
Vasco Larcina	0 shares

(ii)	Shared power to vote or to direct the vote:

Lumira Capital II, L.P.	1,600,932 shares
Lumira Capital II (International), L.P.	148,038 shares
Lumira Capital GP, L.P.	1,748,970 shares
Lumira GP Inc.	1,748,970 shares
Lumira GP Holdings Co.	1,748,970 shares
Lumira Capital Investment Management Inc.	1,748,970 shares
Peter van der Velden	1,748,970 shares
Benjamin Rovinski	1,748,970 shares
Daniel Hetu	1,748,970 shares
Gerald Brunk	1,748,970 shares
Vasco Larcina	1,748,970 shares

(iii)	Sole power to dispose or to direct the disposition of:

Lumira Capital II, L.P.	0 shares
Lumira Capital II (International), L.P.	0 shares
Lumira Capital GP, L.P.	0 shares
Lumira GP Inc.	0 shares
Lumira GP Holdings Co.	0 shares
Lumira Capital Investment Management Inc.	0 shares
Peter van der Velden	0 shares
Benjamin Rovinski	0 shares
Daniel Hetu	0 shares
Gerald Brunk	0 shares
Vasco Larcina	0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Lumira Capital II, L.P.	1,600,932 shares
Lumira Capital II (International), L.P.	148,038 shares
Lumira Capital GP, L.P.	1,748,970 shares
Lumira GP Inc.	1,748,970 shares
Lumira GP Holdings Co.	1,748,970 shares
Lumira Capital Investment Management Inc.	1,748,970 shares
Peter van der Velden	1,748,970 shares
Benjamin Rovinski	1,748,970 shares
Daniel Hetu	1,748,970 shares
Gerald Brunk	1,748,970 shares
Vasco Larcina	1,748,970 shares

(c) The Reporting Persons have effected the following transactions with respect to the Common Shares of the Issuer during the past 60 days.

On January 9, 2023, 132,845 Common Shares and 12,284 Common Shares were sold by LCII LP and LCII INT LP, respectively, at a price of US$2.6621 per Common Share

On January 10, 2023, 139,450 Common Shares and 12,895 Common Shares were sold by LCII LP and LCII INT LP, respectively, at a price of US$2.6346 per Common Share.

On January 11, 2023, 93,364 Common Shares and 8,633 Common Shares were sold by LCII LP and LCII INT LP, respectively, at a price of US$2.5544 per Common Share.

On January 12, 2023, 27,379 Common Shares and 2,532 Common Shares were sold by LCII LP and LCII INT LP, respectively, at a price of US$2.5031 per Common Share.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 3 does not amend the information previously provided in response to this Item 6.

Item 7.	Material to be Filed as Exhibits.

This Amendment No. 3 does not amend the information previously provided in response to this Item 7.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LUMIRA CAPITAL II, L.P. BY: LUMIRA CAPITAL GP, L.P.,
ITS GENERAL PARTNER
BY: LUMIRA GP INC.
ITS GENERAL PARTNER

Date: January 13, 2023	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

LUMIRA CAPITAL II (INTERNATIONAL), L.P.
BY: LUMIRA CAPITAL GP, L.P.,
ITS GENERAL PARTNER
BY: LUMIRA GP INC.
ITS GENERAL PARTNER

Date: January 13, 2023	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

LUMIRA CAPITAL GP, L.P.
BY: LUMIRA GP INC.,
ITS GENERAL PARTNER

Date: January 13, 2023	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

LUMIRA GP INC.

Date: January 13, 2023	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

LUMIRA GP HOLDINGS CO.

Date: January 13, 2023	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

LUMIRA CAPITAL INVESTMENT MANAGEMENT INC.

Date: January 13, 2023	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

Date: January 13, 2023	By:	/s/ Peter van der Velden

Date: January 13, 2023	By:	/s/ Benjamin Rovinski

Date: January 13, 2023	By:	/s/ Daniel Hetu

Date: January 13, 2023	By:	/s/ Gerald Brunk

Date: January 13, 2023	By:	/s/ Vasco Larcina